Exhibit 11

Endo Pharmaceuticals Holdings Inc.
Statement Regarding Computation of Per Share Earnings
(in thousands, except per share data)

	Three Months Ended
	March 31,

	2003	2002

	(Unaudited)
Numerator:
Net income available to common stockholders	$16,359	$5,376
Denominator:
For basic per share data – weighted average shares	118,217	102,064
Effect of dilutive stock options	13,770	217

For diluted per share data	131,987	102,281

Basic income per share	$.14	$.05

Diluted income per share	$.12	$.05